

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2022

Meg O'Neill
Chief Executive Officer
Woodside Petroleum Ltd.
Mia Yellagonga, 11 Mount St.
Perth, Western Australia 6000
Australia

> **Re:** **Woodside Petroleum Ltd.**
> **Registration Statement on Form F-4**
> **Exhibit No. 2.1 and 2.2**
> **Filed April 13, 2022**
> **File No. 333-264268**

Dear Ms. O'Neill:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance